SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
Silicon Graphics, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
827056300

(CUSIP NUMBER)
Southpaw Asset Management LP
Four Greenwich Office Park
Greenwich, CT 06831
(203) 862.6206

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
November 9, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		589,127

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		589,127

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	589,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		589,127

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		589,127

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	589,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		589,127

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		589,127

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	589,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	827056300

1	NAMES OF REPORTING PERSONS Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		589,127

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		589,127

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	589,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
     This Schedule 13D (the “Schedule 13D”) relates to shares of common stock, $0.01 par value (“Common Stock”), of Silicon Graphics, Inc. (the “Issuer”), and is being filed on behalf of (i) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to Southpaw Credit Opportunity Master Fund LP (the “Fund”), a Cayman Islands limited partnership, and a managed account (the “Managed Account”), each of which hold the shares of Common Stock, (ii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iii) Kevin Wyman, a principal of Southpaw Holdings, and (iv) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (i), (ii) (iii) and (iv) are referred to as the “Reporting Persons”).
Item 1. Security and Issuer
     This Schedule 13D relates to shares of Common Stock, $0.01 par value (“Common Stock”), of Silicon Graphics, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1140 East Arques Avenue, Sunnyvale, California 94085-4602.
Item 2. Identity and Background
     (a) This statement is filed by: (i) Southpaw Management, (ii) Southpaw Holdings, (iii) Kevin Wyman and (iv) Howard Golden.
     (b) The business address of each of the Reporting Persons is: Four Greenwich Office Park, Greenwich, CT 06831.
     (c) Southpaw Management provides investment management services to private individuals and institutions, including the Fund and the Managed Account. Southpaw Holdings serves as the general partner of Southpaw Management. The principal occupation of Mr. Wyman and Mr. Golden is investment management.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are United States citizens.
Item 3. Source and Amount of Funds

     As of the date of filing of this Schedule 13D, the Reporting Persons had invested in Common Stock of the Issuer in the amount of: $12,949,587, through the Fund and the Managed Account. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 4. Purpose of the Transaction
     On November 9, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer recommending that the Board review and consider the Issuer’s strategic alternatives, including the sale of the Issuer. A copy of the November 9, 2007 letter is attached as Exhibit 3.
     The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although Reporting Person has no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, consistent with its investment purpose, Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer.
     Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) As of the filing date of this Schedule 13D, the Reporting Persons beneficially own 589,127 shares of Common Stock of the Issuer, which represents 5.3% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 589,127 shares of Common Stock beneficially owned by the Reporting Persons, by (ii) 11,125,000 shares of Common Stock outstanding as of September 28, 2007, as reported in the Issuer’s Form 10-Q filed with the SEC on November 07, 2007.
     (b) The Reporting Persons have the power to vote and dispose of the 589,127 shares of Common Stock held by Fund and the Managed Account.

     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 589,127 shares of Common Stock owned by Fund or the Managed Account. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.
     (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Exhibit 2 attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Schedule 13D.

Exhibit 3	A letter to the Board of Directors of the Issuer, sent by the Reporting Persons on November 9, 2007.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2007

Southpaw Asset Management LP

By: Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden

Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC

By:	/s/ Howard Golden

Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman

Kevin Wyman

/s/ Howard Golden

Howard Golden